FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of May 2025

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

13-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Nomura Issues Euro-denominated Senior Notes

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: May 22, 2025	By:	/s/ Yoshifumi Kishida
Yoshifumi Kishida
Senior Managing Director

Nomura Issues Euro-denominated Senior Notes

Tokyo, May 22, 2025 (London, May 22, 2025)—Nomura Holdings, Inc. has determined on May 20, 2025, London time, the terms of its Euro-denominated senior notes (the “Notes”) under its Euro Note Programme, as set forth below. The Notes are being offered in reliance on Regulation S outside of Japan and the United States. Nomura is subject to the Japanese Total Loss-Absorbing Capacity (TLAC) standard from March 31, 2021. The Notes are intended to qualify as TLAC-eligible debt.

(All dates below are in London time)

Outline of senior unsecured fixed rate notes due 2030

1.	Amount of Issue	EUR 700,000,000

2.	Issue Price	100.000% of the principal amount

3.	Interest Rate	3.459% per annum

4.	Settlement Date	May 27, 2025

5.	Interest Payment Dates	May 28 of each year, commencing on May 28, 2026 (long first coupon)

6.	Maturity Date	May 28, 2030 (5-year tenor)

7.	Payment at Maturity	100.000% of the principal amount

ends

For further information, please contact:

Name	Company	Telephone
Kenji Yamashita	Nomura Holdings, Inc.	81-3-3278-0591
Group Corporate Communications Dept.

Nomura

Nomura is a financial services group with an integrated global network. By connecting markets East & West, Nomura services the needs of individuals, institutions, corporates and governments through its four business divisions: Wealth Management, Investment Management, Wholesale (Global Markets and Investment Banking), and Banking. Founded in 1925, the firm is built on a tradition of disciplined entrepreneurship, serving clients with creative solutions and considered thought leadership. For further information about Nomura, visit www.nomura.com.

This press release has been prepared for the sole purpose of publicly announcing the issuance of the Notes, and not for the purpose of soliciting investment in any securities. This press release does not constitute an offer of securities for sale in the United States. The Notes have not been and will not be registered under the United States Securities Act of 1933, as amended (the “Securities Act”) and may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons (as such term is defined in Regulation S under the Securities Act) absent registration or an applicable exemption from registration under the Securities Act. No offering of the Notes will be made in the United States.